SECURITIES AND EXCHANGE COMMISSION

                                WASHINGTON, D.C.

                                    FORM U-57

                 NOTIFICATION OF FOREIGN UTILITY COMPANY STATUS



                        Filed under Section 33(a) of the

             Public Utility Holding Company Act of 1935, as amended

                        Latin America Holding I, Limited
                        (Name of foreign utility company)



                           Southern Cone Power Limited
                   (Name of filing company, if filed on behalf
                          of a foreign utility company)





               The Commission is requested to mail copies of all
                Communications relating to this Notification to:


Southern Cone Power Limited                   Clifford Chance Rogers & Wells LLP
P.O. Box 309, Ugland House                    The William P. Rogers Building
South Church Street                           2001 K Street, NW
Georgetown, Grand Cayman                      Washington, DC  20006-1001
Cayman Islands, BWI                           Attention:  Ashley Meise
Attention:  Andrew Aldridge

     Southern Cone Power Limited ("SCP"), a company incorporated in the Cayman Islands, hereby notifies the Securities and Exchange Commission that Latin America Holding I, Limited ("LAHI"), in which SCP intends to acquire an ownership interest on or shortly after March 21, 2002, is, and claims status as, a "foreign utility company" ("FUCO") within the meaning of Section 33 of the Public Utility Holding Company Act of 1935, as amended (the "Act").

Item 1. Name, Business Address, Facilities and Ownership.

     A. The name and business address of the company claiming FUCO status is:

          Latin America Holding I, Limited
          Caledonian Bank & Trust Limited
          P.O. Box 1043GT
          George Town
          Grand Cayman
          Cayman Islands

     LAHI claims status as a FUCO by virtue of its indirect ownership interest in the following companies (each of which also is a FUCO):

     (1) Edegel S.A.A. ("Edegel"), which owns and operates seven hydroelectric generating stations (with an aggregate installed capacity of 753 megawatts ("MW")), one 281 MW thermal electric generating station and 576 kilometers of interconnecting transmission lines located near Lima, Peru. The total installed generation capacity of Edegel is 1,035 MW. Edegel also owns and operates 400 kilometers of 220 kV transmission lines and 305 kilometers of 60 kV transmission lines. LAHI owns indirectly a 24.23% interest in Edegel through its interests in Generandes Peru, S.A. and Entergy Power Peru S.A., both of which are FUCOs under the Act.

     (2) Central Termoelectrica Buenos Aires S.A. ("CTBA"), which owns and operates a 220 MW combined cycle gas turbine generator located on a site being leased from Central Costanera, S.A. ("Costanera") near Buenos Aires, Argentina. LAHI owns indirectly a 10.87% interest in CTBA, as follows: (a) a 7.81% interest through its indirect interest in Entergy Power CBA Holding, Limited, a FUCO under the Act, and (b) a 3.06% interest through its indirect interest in Costanera, which is also a FUCO.

     (3) Costanera, which owns and operates an electric generating station located in Buenos Aires, Argentina, consisting of nine natural gas/oil-fired generating units with a total installed capacity of 2,311 MW, including a combined-cycle power plant comprised of two gas turbine generator units with corresponding duct-fired boilers and steam turbines. LAHI owns indirectly a 6% interest in Costanera through its interest in Entergy S.A., a FUCO under the Act.

     (4) Compania Electricia San Isidro S.A. ("San Isidro"), which owns and operates a 370 MW single unit, combined-cycle electric generating plant (the "Plant") located near Santiago, Chile. A subsidiary of San Isidro owns and operates electric transmission lines that interconnect the Plant with the grid. LAHI owns indirectly a 25% interest in San Isidro through its interests in Entergy Power Chile S.A. and Inversiones Electricas Quillota S.A., both of which are FUCOs under the Act.

     SCP intends to own a 100% interest in LAHI.

     No person (other than SCP's proposed ownership) will own a 5% or more voting interest in LAHI.

Item  2.  Domestic  Associate   Public-Utility   Companies  of  LAHI  and  their
Relationship to LAHI.

     After the proposed acquisition, there will be no domestic associate "public-utility companies" of LAHI within the meaning of the Act.

EXHIBIT A. State Certification.

     Not applicable.

                                    SIGNATURE


     The undersigned company has duly caused this statement to be signed on its behalf by the undersigned thereunto duly authorized.


SOUTHERN CONE POWER LIMITED


By:      /s/ Andrew Aldridge




Dated:  March 21, 2002